

Bob Gardyne

Oneva, Inc. - Two-Way Care Marketplace

Oakland, California

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Oneva, Inc.

 University of California, Berkeley

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 500+ connections

Oneva provides a two-way marketplace for professional families seeking trusted FBI-checked caregivers. I'm responsible for product concept, design workflow, architecture, specifications, customer facing perspective, technical resources, processes, structures, interface definitions, short...

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Experience

CTO / Co-Founder

Oneva, Inc.

Nov 2014 – Present • 3 yrs 7 mos

Oakland, CA

CTO stuff:
Design,specification, development, test, debug, release and daily operations of mobile and back-end technology and staff for premium and customizable mobile-oriented video-laden in-home care start-up.

Founder responsibilities:
Fundraising, pitch deck, partnership development, feature specifications and pricing analysis, SEO and direct marketing, collateral design and production, caregiver recruiting and training, client relations

 ### CTO

SafetySitters, Inc.

Jul 2014 – Nov 2014 • 5 mos

Design, development and operation of mobile and back-end technology and staff for premium and customizable mobile-oriented video-laden in-home care start-up.

 ### VP Engineering

Jupiter Systems

Oct 2011 – Jul 2014 • 2 yrs 10 mos

Hayward, CA

Jupiter Systems is the leading worldwide supplier of display wall processors for command and control applications. At Jupiter, I'm responsible for engineering design, development, release and support of all systems, software, firmware, boards, FPGAs, mechanical, test & regulatory. Drove Jupiter's next gen PCIeGen3/GPU architecture and implementation. Drove development & release of Canvas - enterprise client-server collaboration application for Display Wall







Processor, PC clients and mobile (IOS/Android) – H.264 multicast, HLS streaming, WPF annotate, chat & invites, role/object-based security. HDCP system architect.

RGB Spectrum

Vice President Engineering

RGB Spectrum
Mar 2007 – Aug 2011 • 4 yrs 6 mos
Alameda, CA

Created hockey stick growth to 2x revenue from 2007-2011 with refresh and expansion of established product lines and creation of two new product families (Switcher & Control Applications).

Responsible for all software, firmware, boards, FPGAs, mechanical, test & regulatory for video product line including client-server control room application software, HDMI/HDCP compliant video wall processors and multi-format digital video switchers, and compression/recording/streaming devices.

Personally drove hiring of 29 over 4 years to double engineering staff; created Test, GUI, and Engineering Services groups; tripled FW staff. Created highly loyal team.

Digidesign

Director of Hardware Engineering

Digidesign
Apr 2002 – Mar 2007 • 5 yrs
Daly City, CA

Director w/ one manager, staff of 18, responsible for hardware specification, design, verification, and regulatory & environmental certification for professional and consumer audio products including PCBAs, FPGAs, firmware & cables. Hardware Team Lead for Venue Livesound/Concert product (project manager for last year of development and through NPI).

• Drove Digidesign from $80M revenue to $200M by shipping 11 major consumer & studio products in five years with focus on NPI, time-to-market, COGS, and design for offshore mfg to achieve consistent 50-60% gross margins.

• Saved a failing Digidesign Venue project targeted at new Livesound concert business segment. Turnaround resulted in market dominance displacing arch-competitor Yamaha, and generating $15M in the first two years, now over $30M/yr.

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Education

University of California, Berkeley

University of California, Berkeley

BSEE, Computer Architecture & Digital Design
1979 – 1984

Skills

Embedded Systems

FPGA

High Speed Digital

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Recommendations

Received (2) Given (1)

Don Day Bob successfully managed Engineering at RGB Spectrum through



Don Day

Senior Hardware Engineer at RGB Spectrun

September 2, 2011, Don reported directly to Bob

a sustained period of intense growth. He maintained energy, wit and humanity throughout.
RGB is not an easy or simple place to balance and survive as a manager.
He did it far better and longer than anyone else.



Marcie Tomasello, PMP

Marcie Tomasello, PMP
Sr. Project Manager at Logitech, Inc.

August 15, 2007, Bob worked with Marcie in the same group

I have worked with Robert (Bob) at several different companies and consider him to be one of the smartest people I know.

Any organization will find him to be an extremely valuable asset.

He's also a really nice person.

